SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number:

Orbital Corporation Limited

(Translation of registrant’s name into English)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

APPENDIX 4E

Preliminary Final Report

Orbital Corporation Limited

ABN 32 009 344 058

Financial year ended 30 June 2008

Results for announcement to the market

		A$'000			A$'000
Total revenue	DOWN	(317)	-2%	to	14,939
Net profit from ordinary activities after tax attributable to members	DOWN	(864)	-65%	to	469
Net profit attributable to members	DOWN	(864)	-65%	to	469

	2008	2007
Net tangible assets per share (cents)	3.19	3.47

There is no proposal to pay dividends for the year ended 30 June 2008

Commentary on results for the period

The Commentary on the results for the period is contained in the press release dated 21 August 2008 accompanying this statement.

Annual Meeting

The annual meeting will be held as follows:

Place:	Perth Convention Exhibition Centre 21 Mounts Bay Road Perth Western Australia

Date:	Wednesday 22 October 2008

Time:	10.00am

Approximate date the annual report will be available: 19 September 2008

Audit

This report is based on accounts which have been audited. (see attached Annual Report)

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

ANNUAL REPORT

30 JUNE 2008

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

The Directors present their report together with the financial report of Orbital Corporation Limited (the Company or Orbital) and of the Group, being the Company, its subsidiaries and the Group’s interest in jointly controlled entities for the year ended 30 June 2008 and the auditors’ report thereon.

ORBITAL CORPORATION LIMITED	1

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

1.	DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

Mr William Peter Day, LLB (Hons), M Administration, FCPA, FCA (Aust & UK), FTIA, MAICD, age 58

Chairman, Independent Non-Executive Director

Joined the Board and appointed Chairman in August 2007. Mr Day was most recently Chief Financial Officer of the global packaging group Amcor; he retired from that role on 31 December 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries, as well as a number of public interest areas.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco including Chief Financial Officer at Commonwealth Aluminum Corporation (USA) and Managing Director, CRA Business Services in Australia.

He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission. Mr Day is also a non executive director of Ansell Limited, SAI Global Limited, Multiple Sclerosis Limited (and related entities) and Financial Executives International (Australia) Pty Limited.

Mr Donald Woolgar John Bourke, FCPA, age 68

Chairman, Independent Non-Executive Director

Chairman of the Board from his appointment in August 2003 until 13 August 2007. Mr Bourke had extensive business experience and was Chairman of Mitchell Corporation Pty Ltd until August 2007. He resigned as Chairman of Olex Holdings Limited in December 2006 when the company was sold. He has recently resigned as Chairman of Compudigm International Limited (since April 1989). Mr Bourke was Chairman of Australian Technology Group Limited. He has previously been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke had significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company. Mr Bourke passed away on 13 August 2007.

Mr John Richard Marshall, BMechE(Hons), DipMechE, Hon.DEng (RMIT), FIEAust CPEng, FSAE-A, FSAE-I, MSME, age 76

Independent Non-Executive Director

Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall retired from the Board on 23 July 2008. Mr Marshall is currently Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and was previously Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program and a Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President—Manufacturing of Ford Australia between 1983 and 1989.

Mr John Grahame Young, LLB, FAICD, age 64

Independent Non-Executive Director

Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

Dr Mervyn Thomas Jones, B.Eng (Hons), Ph.D, DipBusStuds, CEng (UK), FIChemE (UK), MAICD, MIoD (NZ), age 60

Independent Non-Executive Director

Joined the Board in March 2008. Dr Jones has more than 35 years experience as a consulting engineer and as a senior executive. He has specific expertise in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China. Dr Jones is also a director of a number of non listed and private companies.

Dr Vijoleta Braach-Maksvytis, Bsc (Hons), Phd, MAICD age 50

Independent Non-Executive Director

Joined the Board in March 2008. Dr Braach-Maksvytis is an innovation strategist with more than 20 years experience in organisational change, formation of cross-sectoral and global partnerships, the commercialisation of technology, and intellectual property strategy. Previous roles include Head of the Office of the Chief Scientist of Australia, Science Executive and Director Global Development for CSIRO, and most recently, Deputy Vice Chancellor Innovation and Development at the University of Melbourne, and is currently an advisor in the area of social innovation.

Dr Braach-Maksvytis pioneered nanotechnology in Australia and holds over 20 patents in the field, and is also a company director, on the advisory board of the Intellectual Property Research Institute of Australia, Commissioner for UNESCO, and Governor for Foundation for Development Cooperation.

Mr Terry Dewayne Stinson, BBA (Hons), age 50

Managing Director and Chief Executive Officer

Joined the Board on 21 June 2008. Mr Stinson has been a senior executive with Siemens VDO, Europe’s largest engineering conglomerate (recently purchased by Continental Corporation), with direct responsibility for sales in excess of US$300 million per annum in their Gasoline Systems, Fuel Systems and Fuel Components operations in the United States, Germany, Italy, China and support operations in every country where automobiles are manufactured. Mr Stinson has also served as a representative Director for Siemens VDO on the Synerject JV Board.

Prior to that, he held the position of VP Manufacturing for Outboard Marine Corporation, a privately held $US1 billion multinational outboard marine propulsion and boat company.

Dr Rodney Alexander Houston, B.Sc (Hons) MechEng, Ph.D, MAICD, age 45

Managing Director and Chief Executive Officer

Joined the Board in August 2005. Retired from the Board on 20 June 2008. Dr Houston has extensive experience in engine research and development. He has been employed by the Group for 18 years and prior to being Managing Director and Chief Executive Officer was director of engineering and operations. He has been involved in all aspects of the Group’s engineering operations and product development.

2.	COMPANY SECRETARY

Mr Keith A Halliwell B.Sc, FCA, FAICD was appointed to the position of Chief Financial Officer and Company Secretary in August 2000. He has 24 years international experience as an accountant and was previously Chief Financial Officer and Company Secretary of another listed public company in Australia.

ORBITAL CORPORATION LIMITED	2

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

3.	DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are shown below.

Director	Directors’ Meetings		Audit Committee Meetings		Human Resources, Remuneration & Nomination Committee Meetings
	No. of meetings attended	No. of meetings held*	No. of meetings attended	No. of meetings held*	No. of meetings attended	No. of meetings held*
W P Day	6	6	3	3	—	—
T D Stinson	—	—	—	—	—	—
R A Houston	6	7	—	—	—	—
J R Marshall	6	7	3	4	1	1
J G Young	7	7	4	4	1	1
M T Jones	2	3	1	1	—	—
V Braach-Maksvytis	3	3	1	1	—	—

*	number of meetings held during the time the directors held office during the year

4.	CORPORATE GOVERNANCE STATEMENT

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, which comply with the ASX Corporate Governance Council recommendations, unless otherwise stated.

4.1	BOARD OF DIRECTORS AND ITS COMMITTEES

Role of the Board

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Group and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the Group including formulating its strategic direction, approving and monitoring capital expenditure, setting remuneration, appointing, removing and creating succession policies for directors and senior executives, establishing and monitoring the achievement of management’s goals and ensuring the integrity of internal control and management information systems.

It is also responsible for approving and monitoring financial and other reporting. Details of the board’s charter is located on the Company’s website (www.orbitalcorp.com.au).

The board has delegated responsibility for operation and administration of the Group to the Chief Executive Officer and executive management. Responsibilities are delineated by formal authority delegations.

Board Processes

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee and a Human Resources, Remuneration and Nomination Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the Group including a system of internal control and the establishment of appropriate ethical standards.

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

Director Education

As part of the induction process, new directors are provided with detailed information about the nature of the Group’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Group’s business operations.

Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant Company information and to the Group’s executives and, subject to prior consultation with the Chairman, may seek independent professional advice from a suitably qualified adviser at the Group’s expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available to all other members of the board.

Composition of the Board

The names and qualifications of the Directors of the Company in office at the date of this Report are detailed above.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

ORBITAL CORPORATION LIMITED	3

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

An independent director is a non-executive director who:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;

•	within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;

•

within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the company or another group member other than as a Director of the company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company; and

•

is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

*	No non-executive Director is a supplier to or customer of the Group, nor does any non-executive Director have a contractual relationship with the Group (other than as a Director of the Company) and therefore the Board has not had to consider any materiality threshold.

4.2	HUMAN RESOURCES, REMUNERATION AND NOMINATION COMMITTEE

The role of the Human Resources, Remuneration and Nomination Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Committee also oversees the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Human Resources, Remuneration and Nomination Committee during the year were Mr W P Day (Chairman), Mr D W J Bourke (Chairman), Mr J G Young, Mr J R Marshall, Dr M T Jones and Dr V Braach-Maksvytis.

The Human Resources, Remuneration and Nomination Committee meet as and when required. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

4.3	REMUNERATION REPORT—AUDITED

4.3.1	Principles of compensation—audited

Remuneration is referred to as compensation throughout this report.

This Remuneration Report outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and the senior executives of the Group. Details of KMP are listed in table 4.3.2

The Remuneration Report also includes remuneration disclosures for two senior managers of the Group who are not KMP but are within the 5 highest paid members of staff not being directors.

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretary and senior executives of the Company.

The performance of the Company depends upon the quality of its directors and executives. To prosper, the Company must attract, motivate and retain highly skilled directors and executives. To this end, the Company embodies the following principles in its remuneration framework:

•	provide competitive rewards to attract high calibre executives;

•	link executive rewards to shareholder value and company performance;

•	have a significant portion of executive remuneration ‘at risk’; and

•	establish appropriate, demanding performance hurdles for variable executive remuneration.

Data is obtained from independent surveys to ensure that compensation throughout the Group is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

In addition to their salaries, the Group also provides non-cash benefits to its key management personnel.

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the Group. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives’ compensation is competitive in the market place. A senior executive’s compensation is also reviewed on promotion.

Performance-linked compensation

Performance linked compensation includes both short-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the Executive Long Term Share Plan.

ORBITAL CORPORATION LIMITED	4

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

Short-term Incentive

Executive directors and senior executives may receive bonuses based on the achievement of goals related to the performance of the Group, including a combination of sales, earnings before interest and tax (EBIT) and cash and individual key performance indicators (KPI’s). These measures are chosen as they directly align the individual’s reward to the Group’s strategy and performance. Achievement of budgeted goals may result in bonuses of between 5 – 20% of salary. No bonus is awarded where performance falls below a minimum.

Long-term Incentive

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the Group’s performance against its peer group.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. In 2008 1,200,000 shares were issued in accordance with the terms of the plan. No shares were issued in the 2007 financial year as the company’s performance against its peer group ranked it below the 50th percentile.

At the Company’s Annual General Meeting in October 2004, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. There are no performance conditions, but the plan is designed to align the interests of participating employees with those of shareholders. Participation of Executive Directors is subject to shareholder approval.

In considering the Group’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous four financial years.

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan have been met in the 2003 and 2004 years, when the company recorded significant improvement in its results and in 2006 and 2007 when the Company achieved strategic goals and positive EBIT. Performance targets under the LTI were met under the LTI for the first time since its inception in 2008 and as a result 1,200,000 shares were issued.

	2008	2007	2006	2005	2004
EBIT ($ Millions)	0.336	1.603	1.023	(2.320)	2.881
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.190)	0.209	(0.014)	(0.035)	0.015
Return of capital	—	—	—	—	—

Service Agreements

The service contract for the Chief Executive Officer is unlimited in term, but capable of termination on 12 months notice by the Company. The Company has the right to terminate the contract immediately by making payment equal to 12 months pay in lieu of notice. The Chief Executive Officer has the right to terminate the contract on 3 months notice. The Chief Executive Officer has no entitlement to termination payment in the event of removal for misconduct.

Contractual arrangements between the Company and other senior executives are also unlimited in term and provide for termination on one month’s notice (or payment in lieu) in accordance with the Company’s standard conditions. On termination of employment, executive directors and senior executives are also entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

Non-executive Directors

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are currently $50,000 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum.

Non-executive Directors do not receive performance related remuneration.

4.3.2	Directors’ and Executive Officers’ Remuneration Company and Group—audited

Details of the nature and amount of each major element of remuneration of each director of the Company and each of the three named Company executives, and relevant group executives who receive the highest remuneration are:

ORBITAL CORPORATION LIMITED	5

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

4.3.2	Directors’ and Executive Officers’ Remuneration Company and Consolidated—audited (continued)

	Year	Short Term				Post Employment	Share Based Payments	Total $	S300A (1)(e)(i) Proportion of remuneration performance related %
		Salary and Director’s Fees $	Cash Bonuses $ (a)	Non-Monetary Benefits $	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)
Directors

Non-executive
W Peter Day Chairman (Non-executive)	2008	88,080	—	—	88,080	7,273	—	95,353	—
	2007	—	—	—	—	—	—	—	—

Donald W J Bourke Chairman (Non-executive)	2008	11,120	—	—	11,120	1,001	—	12,121	—
	2007	96,376	—	7,033	103,409	8,674	—	112,083	—

J Grahame Young Director (Non-executive)	2008	52,358	—	—	52,358	4,712	—	57,070
	2007	52,358	—	—	52,358	4,712	—	57,070	—

John R Marshall Director (Non-executive)	2008	55,050	—	—	55,050	—	—	55,050	—
	2007	55,050	—	—	55,050	—	—	55,050	—

Mervyn T Jones Director (Non-executive)	2008	11,655	—	—	11,655	1,049	—	12,704	—
	2007	—	—	—	—	—	—	—	—

Vijoleta Braach-Maksvytis Director (Non-executive)	2008	11,655	—	—	11,655	1,049	—	12,704	—
	2007	—	—	—	—	—	—	—	—

Executive
Rodney A Houston (d) Director and Chief Executive Officer	2008	291,908	—	—	291,908	33,132	71,930	396,970	18.1%
	2007	277,525	37,500	—	315,025	30,618	55,668	401,311	23.2%

Terry D Stinson (e) Director and Chief Executive Officer	2008	36,948	—	—	36,948	3,325	—	40,273	0.0%
	2007	—	—	—	—	—	—	—	0.0%

Total Consolidated, all specified directors	2008	558,774	—	—	558,774	51,541	71,930	682,245	10.5%
	2007	481,309	37,500	7,033	525,842	44,004	55,668	625,514	14.9%

Key Management Personnel
Keith A Halliwell Chief Financial Officer & Company Secretary	2008	234,715	7,500	—	242,215	26,121	47,710	316,046	17.5%
	2007	225,387	30,500	—	255,887	24,611	45,430	325,928	23.3%

B Anthony Fitzgerald Director of Sales and Marketing	2008	203,117	7,500	—	210,617	20,651	36,690	267,958	16.5%
	2007	191,813	23,600	—	215,413	18,426	35,753	269,592	22.0%

Geoff P Cathcart Director of Engineering & Operations	2008	175,600	7,500	—	183,100	15,918	21,247	220,265	13.1%
	2007	156,368	14,800	—	171,168	12,994	15,212	199,374	15.1%

Specified employees
David R Worth (f) Senior Engineer	2008	148,596	5,000	—	153,596	17,514	16,407	187,517	11.4%
	2007	137,487	8,932	—	146,419	16,374	14,408	177,201	0.5%

Steven R Ahern (f) Business Development Manager	2008	138,643	—	—	138,643	16,183	11,615	166,441	7.0%
	2007	139,257	2,940	—	142,197	15,569	11,702	169,468	0.0%

Total Consolidated, all specified executives	2008	900,671	27,500	—	928,171	96,387	133,669	1,158,227	13.9%
	2007	850,312	80,772	—	931,084	87,974	122,505	1,141,563	17.8%

Notes in relation to the table of directors’ and executive officers remuneration—audited

(a)	Bonuses are those paid or accrued as payable in relation to the year reported.
(b)	The fair value of the employee share plan is based upon the market value (at offer date) of shares offered.
(c)	The fair value of the Executive Long Term Share plan (“ELTSP”) is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the shares recognised in this reporting period. In valuing the shares the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of shares issued under the ELTSP on grant date:

Grant Date	Life	Fair Value per share	Exercise Price	Price of shares on grant date	Expected volatility	Risk free interest rate
30-Aug-05	3 years	9.9 cents	nil	11.0 cents	38.80%	5.03%
31-Aug-06	3 years	7.1 cents	nil	9.6 cents	33.40%	5.79%
31-Aug-07	3 years	17.3 cents	nil	22.0 cents	45.40%	6.20%

(d)	Dr Houston resigned from the Board effective 20 June 2008
(e)	Mr Stinson was appointed to the Board effective 21 June 2008
(f)	Mr Worth and Mr Ahern are included above as their remuneration is within the 5 highest paid executives not being directors.

ORBITAL CORPORATION LIMITED	6

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

4.3.3	Analysis of Bonuses and Performance Based Remuneration—audited

The short-term cash bonus is for performance during the current financial year using the criteria set out on page 5. The amount was determined after performance reviews were completed in January 2008 and approved by the Board of Directors in February 2008. The short-term cash bonus is fully vested in the recipient in the financial year. No amounts vest in future years in respect of the bonus scheme.

4.3.4	Equity Instruments

All shares refer to ordinary shares of Orbital Corporation Limited.

4.3.4.1	Analysis of Shares Offered as Compensation—audited

Details of the nature and amount of the shares offered under the LTI to each key management person during the reporting period are as follows:

	Employee Share Plan No. 1			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value (a) $	Number of Shares Granted	Value (b) $	Number of Shares Vested
Directors
Executive
R A Houston	3,238	$0.3088	1,000	410,000	70,930	300,000

Key Management Personnel
K A Halliwell	3,238	$0.3088	1,000	270,000	46,710	300,000
B A Fitzgerald	3,238	$0.3088	1,000	170,000	29,410	200,000
G P Cathcart	3,238	$0.3088	1,000	170,000	29,410	85,000

(a)	The fair value of the employee share plan No. 1 based upon the market value (at offer date of 31 October 2007) of shares offered. This award is fully vested.
(b)	Represents the fair value of shares (17.3 cents) offered on 31 August 2007 using a Monte-Carlo simulation model. The granting of these shares is subject to the achievement of performance conditions related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period. These performance conditions were met in respect of shares offered in August 2004 and shares in relation to that offer were vested at the expiration of the performance period during the 2008 financial year.

4.3.4.2	Modification of terms of equity-settled share-based payment transactions—audited

No terms of equity-settled share based payment transactions have been altered or modified during the reporting period.

4.4	AUDIT COMMITTEE

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. The charter is available on the Company’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr W P Day, Mr J R Marshall, Dr M T Jones, Dr V Braach-Maksvytis and Mr D W J Bourke. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2008 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States corporations laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001. The Audit Committee charter provides for rotation of the external audit partner every five years.

ORBITAL CORPORATION LIMITED	7

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

4.5	RISK MANAGEMENT

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the Group. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the Group’s assets are safeguarded and that reliable financial records are maintained. The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively. Details of the Company’s risk management policy are available on the Company’s website.

Risk Profile

Risks to the Group arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements on royalty receipts, environmental issues, occupational safety and health and financial reporting.

Internal Control Framework

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures

•	Financial exposures are controlled by the use of forward exchange contracts where appropriate

•	Occupational safety and health issues are monitored by a management committee

•	Financial reporting accuracy and compliance with regulatory requirements

•	Compliance with environmental regulation

To ensure that its engineering services are of the highest standard, the Group has obtained ISO 9001 accreditation for research, design and development services to the world’s producers of powertrain and engine management systems and the provision of general engineering services.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

Financial Reporting

The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

Monthly financial results are reported against budgets approved by the Directors and revised forecasts for the year are prepared regularly.

Environmental Regulation

The Group holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Company on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

4.6	ETHICAL STANDARDS

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Group. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the Group, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both of which are available on the Company’s website.

Directors and Officers Dealing in Company Shares

The Company's policy with respect to Directors and Officers dealing in the Company's shares or options states that:

•

Directors and Officers are prohibited from dealing in the Company's securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company's securities;

•	Directors and Officers are prohibited from short term trading in the Company's securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company's securities; and

•

Directors and Officers are prohibited from undertaking transactions in the Company's securities during the period from one month prior to the proposed release of the Company's annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

Conflict of Interest

In accordance with the Corporations Act 2001 and the Company's constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has procedures in place to assist Directors to disclose potential conflicts of interest.

4.7	CONTINUOUS DISCLOSURE AND COMMUNICATION WITH SHAREHOLDERS

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the Group's state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the Australian Stock Exchange as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the Australian Stock Exchange. The Company Secretary is responsible for all communications with the ASX.

ORBITAL CORPORATION LIMITED	8

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

Information is communicated to shareholders as follows:

•

The annual financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders) on request in accordance with Corporation Act 2001 requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•

The half-yearly report contains summarised financial information and a review of the operations of the Group during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them; and

•

Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. We encourage all shareholders to register email contact details on our website to enable concurrent electronic communication. All announcements made to market are placed on the Company’s website immediately after release to the Australian Stock Exchange.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group's strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to Directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available on the Company’s website.

5.	PRINCIPAL ACTIVITIES

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for applications in motorcycles, marine and recreational vehicles, automobiles and trucks.

There were no significant changes in the nature of the activities of the Group during the year.

6.	CONSOLIDATED RESULT

The consolidated profit after income tax for the year attributable to the members of Orbital was $0.469 million (2007: $1.333 million).

7.	OPERATING AND FINANCIAL REVIEW

The headline financial results for Orbital for the year ended 30 June 2008 are shown below.

	Year ended 30 June 2008	Year ended 30 June 2007
Revenue ($m)	14.939	15.256

Net profit/(loss) ($m)	0.469	1.333

EPS (cents)	0.099	0.299

Financial Overview

Total revenue for the year ended 30 June 2008 decreased marginally to $14.9 million (2007: $15.2 million). Revenue generated in US dollars was negatively impacted by the strength of the Australian dollar. The average exchange rate in FY2008 was 92 US cents compared to 80 cents in FY2007, reducing revenue by $0.6 million year-on-year.

Engineering revenue decreased by $0.8 million (7%) to $11.7 million, offset by increased royalty and licence income of $0.4 million to $2.7 million and increased other income of $0.1 million. The engineering income was generated across a range of programs including the second National In-Service Emissions Study for the Commonwealth Government through the Roads and Traffic Authority of NSW and a health impact study for E5-E10 fuel. Engineering revenue from North American customers declined by $2.4 million (45%) as a result of tough economic conditions in the USA.

Royalty volumes were steady year-on-year, representing a solid performance considering the significant downturn in the North American marine market. Royalties received were negatively impacted by the strong Australian dollar but this was offset by increased licence fees.

Orbital’s profits from Synerject LLC, its North American manufacturing joint venture with Continental, were reduced to $2.4 million compared to $3.2 million last financial year. The strengthening Australian dollar was a significant factor, impacting the result by approximately $0.4 million.

Synerject’s revenue and profit was also influenced by tough economic conditions in the USA, particularly in the marine market. North American customers represent 55% of Synerject’s total revenue.

Synerject commissioned a manufacturing facility in China during the year which commenced production and shipped its first product to customers in Taiwan. The initial low volumes and start up costs resulted in a US$2.0 million loss for Synerject China, compared to US$0.7 million in FY2007. Notwithstanding these factors, Synerject generated US$2.6 million operating cash flow for the year, paid dividends to Orbital and Continental and remains in a strong financial position with a gearing ratio of only 18%.

Total expenses were similar to last year, with employee expenses increasing by 4% to $9.8 million due to inflationary pressures in Western Australia. Operating consumables decreased by $0.7 million (44%) due to reduced engineering activity and project mix.

Compliance costs increased by $0.1 million due to the implementation of a Sarbanes Oxley section 404 compliance program. Finance costs of $0.9 million (FY2007: $0.8 million) consist of a notional interest charge (non cash) representing the write up of long term, non-interest bearing borrowings to amortised cost in each accounting period.

Orbital’s net cash outflow from operating activities was $0.9 million. Prior to changes in assets and liabilities, operating activity cash outflow was $0.1 million. At 30 June 2008 receivables included the $2.8 million Commonwealth Government grant which was received in July. In FY2007 Orbital raised $4.0 million through a share placement and successfully completed a share purchase plan raising a further $5.2 million. After transaction costs, a total of $8.8 million was raised.

At 30 June 2008 Orbital had cash on hand of $8.8 million.

Alternative Fuels

During the year, Orbital has expanded into the alternative fuels industry, working with CNG, LPG, LNG and alcohol based fuels, both at the industry support and R&D level.

The rising cost of fuel, increasing environmental awareness and the depleting world supply of crude oil have further strengthened the call for alternative fuels and energy management. Both of these areas have strong growth potential for Orbital, which has both the skill base and infrastructure to provide significant value to customers.

Initial steps were taken late in the financial year to commence Orbital’s growth into the alternative fuels industry with the acquisition of Orbital Gas Products (OGP) (formally Boral Alternative Fuel Systems).

ORBITAL CORPORATION LIMITED	9

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

OGP is a tier 1 supplier of LPG systems to the Ford Motor Corporation in Australia and to the aftermarket operators, assembling and distributing original equipment products in Australia and New Zealand; these are manufactured by Vialle, a leading Netherlands-based international manufacturer of LPG automotive fuel systems. OGP has direct access to Vialle’s new Liquid Injection (LPi) expertise, application experience and Intellectual Property. Orbital’s technical skill base will complement the development of the next generation OGP systems.

Reinforcing its position in the alternative fuels business, Orbital secured Commonwealth Government support to install a heavy duty engine testing facility at its Perth headquarters capable of operating engines on natural gas, LPG and biodiesel as well as diesel and gasoline. The facility will provide the following services:

•	Heavy duty engine emissions testing research of in-service vehicles for Commonwealth and State Government authorities;

•	Engine development and emission testing services for Australian and Asian companies seeking to develop cleaner engine technologies and reduce greenhouse gas emissions; and

•

Heavy duty engines emissions research for government authorities seeking to validate the environmental credentials of alternative fuel and drive-train technologies for heavy vehicle applications in Australia and Asia.

Synerject

Orbital’s 50% owned joint venture with Continental Corporation, Synerject LLC, is a supplier and manufacturer of engine management systems (EMS) and electronic fuel injection systems for non-automotive OEMs.

Notwithstanding the generally difficult market conditions during the year, particularly the North American marine market, Synerject generated a 2% increase in revenue to US$81 million.

The recently commissioned manufacturing facility in Changchun China, which is responsible for the production of the newly developed M3 ECU, shipped its first product during the financial year. The M3 ECU has been developed to meet emissions requirements for the motorcycle market in China where Euro 3 standards have recently been introduced.

Synerject’s first customers are in Taiwan with Chinese customers expected to take product in the FY2009 financial year. The establishment of the Changchun facility together with an engineering support base in Chongqing and low initial sales volumes has resulted in a loss of US$2 million in China for the year.

The Delavan facility, which is responsible for the manufacture of the Bombardier E-TEC fuel system and ECU, recorded a 4% reduction in sales but improved EBIT by approximately US$1 million. This was achieved by the introduction of reduced supply costs and facility efficiencies in line with productivity targets.

The Newport News facility manufactures air injectors and fuel rail assemblies for customers utilising Orbital’s air assist direct injection (OCP) technology. Sales were down by 1% due to reduced volumes in the North American marine market due to the slowing US economy.

Synerject took on new customers and introduced new products during the financial year including Ducati and the E-TEC snowmobile.

Orbital’s equity accounted share of the Synerject result was adversely affected by A$0.4 million compared to FY2007 due to the strong Australian dollar.

Synerject generated US$2.6 million (FY2007 US$2.6 million) operating cashflow. Investment in plant and equipment (principally in China) required US$0.7 million (FY2007 US$2.5 million) and net debt repayments were US$1.8 million (FY2007 US$0.5 million). Net debt at 30 June 2008 was US$3.1 million representing a gearing ratio of 18% (FY2007 21%).

During the financial year Synerject paid its first dividend of US$0.84 million to each of the joint venture parent companies.

Licensing and Royalties

Orbital licenses its patented direct injection technology to original equipment manufacturers (OEM) and suppliers. Since product introduction in 1996, over 1.6 million air injectors/cylinders have been sold, reducing greenhouse gas emissions and improving fuel economy.

Orbital products in the Marine Outboard sector, primarily the Mercury Marine Optimax and Tohatsu TLDi engines, stood up well in a US market that has suffered a significant downturn in tough economic conditions.

Licensing and Royalty revenue increased by 17% to $2.7m compared to the previous financial year. Despite the steady royalty volumes, the contribution from this business segment fell by $0.3 million due to the impact of the weaker US Dollar and the product mix. This negative impact was offset by increased license fees.

New products using Orbital’s technologies introduced this year include the Polaris MV800 ATV and the Envirofit retrofit kit for the 3 wheeler taxis in the Philippines.

The production launch of the Polaris MV800 is a key milestone for Orbital. This multi-fuel, all terrain vehicle is the first 4 stroke engine product to use Orbital’s technology. The direct injector required for the 4 stroke engines was fully productionised by Synerject.

Envirofit, a not-for profit organisation, developed and supplies a retrofit kit for the 3 wheeled taxis in the Philippines, giving significant reductions in emissions and up to 35% improvement in fuel economy. The fuel economy advantage is very attractive to the driver/owner as fuel costs are a significant part of operating costs. Initial volumes are low, with potential for increase in the coming year.

Mercury Marine launched 2 new variants of the Optimax outboard family, the Jet 80 and 100 hp outboard units.

The production Bajaj DI Autorickshaws are now available in Pune and Varanasi with positive market feedback. Bajaj also has a license for LPG/CNG variants of this product.

The European motorcycle market for DI remains flat and will likely remain so until the next stage of Euro III emissions is implemented, scheduled for 2009/2010. In the interim, the interest in high performance 2 stroke DI engines continues as this enables potential product retaining all the 2 stroke performance attributes while meeting the European emission requirements. The profile of these products is high, however the over-all volume produced is low compared to traditional scooters and motorcycles.

The interest in direct injection of 4 stroke engines for products such as motorcycles continues. Direct injection applied to a 4-stroke motorcycle results in better fuel economy and improved emissions. Orbital is undertaking multiple programs to assist customers in development and assessment in this market segment.

OEM’s using Orbital’s technology achieved the following awards during FY08, highlighting the performance of these products:

•	Kymco X-Mode 100 motorcycle using Orbital’s systems received the Taiwan Environmental Agency (EPA) award as the best motorcycle in their green motorcycle ranking.

•	Mercury Marine received for the 3rd consecutive year the J.D. Power Award for delivering the highest customer satisfaction in the direct-injected (DI) outboard category.

ORBITAL CORPORATION LIMITED	10

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

Engineering Services (ES)

Orbital’s ES provides professional technology engineering services to Governments, industry, engine manufacturers, OEM’s and their suppliers, with key activities in Australia, China, India, USA, Europe and Japan.

Engineering Service revenue decreased by 7% to $11.7m for the full year compared to the previous year, reflecting the challenges of the downturn in the general market and the stronger Australian dollar. This department provided increased internal support for Orbital’s business development in areas such as the formation of Orbital Gas Products and in the development of the Heavy Duty Engine Test Facilities that are now well underway.

Key external customer programs this year include:

•	Long term contract with the Roads and Traffic Authority of NSW to manage the second National In-Service Emission Study (NISE)

•	E5-E10 health impact study

•	Continued contract work to assist in the development a dual fuel (CNG/Diesel) Engine Management System (EMS) suitable for the Australian heavy duty truck fleet

•	Design and development of new family of “clean” general purpose engines

•	Development of fuel systems for utility, lawn and garden engines

•	Support for customer application programs of Orbital’s proprietary technologies

With greatly increased public awareness of global warming, rising oil costs and concerns regarding the longer term availability of crude oil, the call for alternative fuels and for energy/emission management has never been stronger. Orbital’s ES are well positioned to provide key technology services in the forthcoming year targeting high value add programs.

FlexDI

A new initiative, FlexDITM, was launched during the year, supported by the R&D of previous years. The FlexDITM system “One Engine—Any Fuel” is the expansion of Orbital’s Direct injection systems to operate with a wide range of both liquid and gaseous fuels and has generated significant response from China and Europe.

With the capability of spark ignition combustion of heavy fuels such as kerosene and diesel for non-automotive applications, the FlexDITM system offers “bi” and “multi” fuel capability.

Orbital Research and Development

Orbital’s R&D, aligned with the growing importance of alternative fuels and energy management, are central to Orbital’s activities aimed at positioning the company as a leading edge technology company with the ability to provide solutions to OEM’s and Industry.

The continued commitment to the core R&D has resulted in 20 new patent applications being granted and 4 new patents applications in the last 12 months, strengthening the Orbital patent portfolio and extending the life of the current and future royalty streams. Over the 3 year period since commitment to internal R&D programs, some 83 patent applications have been granted along with 15 new patent applications.

During the year technical papers highlighting the results from the R&D programs and showcasing Orbital’s technology development capability to global OEM’s have been presented at a number of key technical conferences and congresses, with the paper on 100% Ethanol (E100) being awarded the best overseas paper at the 2007 Congresso SAE Brasil, São Paulo, Brazil and resulting in subsequent commercial discussions in South America where use of alternative fuels such as E100 are already very well established.

Summary & Outlook

Orbital’s core technical strengths and focus on investigating and supporting alternative fuel applications—reinforced by recent strategic business acquisitions and partnerships—have opened the way for the Company to become a strong player in the alternate fuels industry.

The acquisition of OGP, marks the first step in the Company’s planned expansion into the alternate fuels market. The OGP acquisition is expected to be immediately earnings per share positive, with the potential to generate further growth into the future. Orbital is uniquely placed to capitalise on the increasing demand for environmentally and cost efficient fuel alternatives, having both the technical expertise and experience in gaseous fuel technologies to develop new and improved products for the Australian market.

The Commonwealth Government Grant announced recently for the Company’s new Heavy Duty Test Facility underpins the Group’s planned technical and commercial expansion phase into the LNG (Liquid Natural Gas) market. This market is being driven by concerns about the availability and cost of diesel fuel given the strong global demand for conventional fuels. Orbital will continue to provide engineering services and technical support to the LNG market and initiate future growth in the market with the introduction of a line of commercial products using its gaseous combustion product knowledge.

In India and China, demand for CNG (Compressed Natural Gas) applications are also growing as a result of rising fuel costs and environmental concerns. Bajaj continues to have an interest in pursuing their license to expand Orbital’s FlexDI technology to explore additional opportunities in India.

Synerject’s investments in China over the past year have begun to pay dividends, with sales of product from China targeted to increase between US$10 million and US$15 million next financial year.

Synerject’s high volume motorcycle systems sales in China are dependent on the release and enforcement of emissions legislation in this market segment. While it is difficult to predict the exact timing of the legislation and enforcement, the Company is confident that Synerject is positioned to take advantage of this market opportunity. The first Chinese motorcycle customer launches are expected in this calendar year. These will be low volume start-up programs aimed at testing the market for fuel injected, high feature, more fuel efficient and more expensive product offerings.

The continuing market weakness in the United States marine industry is expected to continue to impact royalty revenues and the market for other recreational products supported by Orbital. An offset to this is the continuing roll-out of the FlexDI based Bajaj Direct Injected Autorickshaw in India, for which market feedback has been positive and sales are expanding into additional regions in India.

The Engineering Services segment of Orbital will benefit from the strategic OGP acquisition. The Engineering Services order book is currently more than $5 million, which is in line with this time last year.

Orbital remains committed to adding additional value to our traditional core revenue streams through expansion into the alternative fuels business through R&D and strategic business mergers and acquisitions. As a part of our expanded growth strategy, Orbital will be investigating areas where our unique skill sets and technical infrastructure can be used to capitalise on new opportunities being created by higher fuel prices and environmental concerns, reinforcing and increasing profitability for the company and our shareholders in the year ahead.

We are focusing on implementing our strategic investment initiatives and targeting continued profitability year on year.

ORBITAL CORPORATION LIMITED	11

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2008

8.	DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

9.	STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Group during the financial year.

10.	EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

11.	LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the Group is set out in the review of operations above. Further information as to the likely developments in the operations of the Group and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the Group.

12.	DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors’ Shareholdings as at the date of this report is as follows:—

Director	Ordinary Shares
W P Day	100,000
T D Stinson	—
J G Young	248,537
J R Marshall	66,880
M T Jones	—
V Braach-Maksvytis	—

415,417

13.	SHARE OPTIONS

The Company has no unissued shares under option at the date of this report.

14.	INDEMNIFICATION AND INSURANCE OF OFFICERS

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a)	in his or her capacity as an officer of the Company; and

(b)	to a person other than the Company or a related body corporate of the Company unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as such disclosure is prohibited under the terms of the contract.

15.	NON-AUDIT SERVICES

During the year Ernst & Young, the Company’s auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by resolution of the Audit Committee is satisfied that the provision of those non-audit services by the auditor during the year is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•

all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

•

the non-audit services do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is on page 13.

Details of the amounts paid to the auditor of the Company, Ernst & Young, and its related practices for audit and non-audit services provided during the year are shown in note 38.

16.	LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The Lead Auditor’s Independence Declaration under section 307C of the Corporations Act 2001 on page 13 forms part of the directors’ report for the financial year ended 30 June 2008.

17.	ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors:

W P DAY	T D STINSON
Director	Managing Director

Dated at Perth, Western Australia this 20th day of August 2008.

ORBITAL CORPORATION LIMITED	12

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2008

Ernst & Young Building 11 Mounts Bay Road Perth WA 6000 Australia GPO Box M939 Perth WA 6843 Tel: +61 8 9429 2222 Fax: +61 8 9429 2436 www.ey.com/au

Auditor’s Independence Declaration to the Directors of Orbital Corporation Limited

In relation to our audit of the financial report of Orbital Corporation Limited for the financial year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

G Lotter
Partner
Perth
21 August 2008

Liability limited by a scheme approved
under Professional Standards Legislation

ORBITAL CORPORATION LIMITED	13

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

	NOTE	CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
Engineering services income		11,681	12,514	—	—
Licence and royalty income		2,684	2,294	—	—
Other revenue	7	574	448	438	319

Total Revenue		14,939	15,256	438	319

Other income	8	372	390	371	600
Employee benefits expenses	9(a)	(9,812)	(9,428)	—	—
Depreciation and amortisation		(1,272)	(1,001)	—	—
Engineering consumables and contractors		(924)	(1,641)	—	—
Travel and accommodation		(1,013)	(980)	—	—
Communications and computing		(649)	(647)	—	—
Patent costs		(404)	(509)	—	—
Insurance costs		(388)	(422)	—	—
Audit, compliance and listing costs		(817)	(702)	—	(2)
Settlement of legal dispute		—	(582)	—	—
Impairment losses in carrying value of investments		—	—	(1,974)	—
Finance costs	9(b)	(886)	(816)	(687)	(654)
Other expenses	9(c)	(1,479)	(840)	—	—
Share of profit of jointly controlled entity	16	2,357	3,157	—	—

Profit/(loss) before income tax		24	1,235	(1,852)	263
Income tax benefit	10(b)	445	98	—	—

Profit/(loss) for the year attributable to the members of the parent entity		469	1,333	(1,852)	263

Earnings per share:
Basic earnings per share (in cents)	11	0.10	0.30
Diluted earnings per share (in cents)	11	0.10	0.29

The income statements are to be read in conjunction with the notes to the financial statements set out on pages 19 to 55.

ORBITAL CORPORATION LIMITED	14

STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 30 JUNE 2008

	NOTE	CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
Foreign currency translation reserve	27(b)	(1,627)	(1,692)	—	—
Share of jointly controlled entity’s cash flow hedge reserve	27(b)	(35)	(37)	—	—

Income and expense recognised directly in equity		(1,662)	(1,729)	—	—
Profit/(loss) for the period		469	1,333	(1,852)	263

Total recognised income and expense for the period		(1,193)	(396)	(1,852)	263

The above items are net of tax where applicable.

The statements of recognised income and expense are to be read in conjunction with the notes to the financial statements set out on pages 19 to 55.

ORBITAL CORPORATION LIMITED	15

BALANCE SHEETS AS AT 30 JUNE 2008

	NOTE	CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
Assets
Cash and cash equivalents	12	8,804	11,287	3,020	8,858
Trade and other receivables	13	7,198	4,544	30	81
Inventories	14	1,697	6	—	—

Total Current Assets		17,699	15,837	3,050	8,939

Trade and other receivables	13	—	—	17,375	12,826
Investments	15	—	—	15,647	17,341
Interests in jointly controlled entity	16	13,109	12,974	—	—
Deferred tax assets	17	5,494	6,082	—	—
Property, plant & equipment	18	5,586	6,107	—	—
Goodwill	19	351	—	—	—

Total Non-Current Assets		24,540	25,163	33,022	30,167

Total Assets		42,239	41,000	36,072	39,106

Liabilities
Trade and other payables	20	7,322	4,214	6,431	8,582
Employee benefits	23	1,028	1,190	—	—
Other provisions	24	126	—	—	—
Government grants	25	2,760	—	—	—

Total Current Liabilities		11,236	5,404	6,431	8,582

Non interest bearing liabilities	22	14,151	17,958	14,151	13,463
Employee benefits	23	1,362	1,236	—	—

Total Non-Current Liabilities		15,513	19,194	14,151	13,463

Total Liabilities		26,749	24,598	20,582	22,045

Net Assets		15,490	16,402	15,490	17,061

Equity
Share capital	26	225,720	225,560	225,720	225,560
Reserves	27	(2,457)	(916)	896	775
Accumulated losses	27	(207,773)	(208,242)	(211,126)	(209,274)

Total Equity		15,490	16,402	15,490	17,061

The balance sheets are to be read in conjunction with the notes to the financial statements set out on pages 19 to 55.

ORBITAL CORPORATION LIMITED	16

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2008

	NOTE	CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
Cash Flows from Operating Activities
Cash receipts from customers		10,728	14,267	—	—
Cash paid to suppliers and employees		(12,176)	(14,516)	—	(2)

Cash used in operations		(1,448)	(249)	—	—
Interest income		574	377	490	238
Income taxes paid		(11)	(310)	—	—

Net cash provided by/(used in) operating activities	31	(885)	(182)	490	236

Cash Flows from Investing Activities
Synerject dividend received		958	—	—	—
Proceeds from sale of property, plant & equipment		8	33	—	—
Acquisition of property, plant & equipment		(727)	(677)	—	—
Costs incurred in acquisition of business	33	(111)	—	—	—
Acquisition of business	33	(1,758)	—	—	—
Loans to controlled entities		—	—	(4,548)	(185)
Loan repayments to controlled entities		—	—	(1,780)	—

Net cash used in investing activities		(1,630)	(644)	(6,328)	(185)

Cash Flows from Financing Activities
Proceeds from issue of share capital		—	9,204	—	9,204
Transaction costs from issue of shares		—	(412)	—	(412)

Net cash provided by financing activities		—	8,792	—	8,792

Net increase/(decrease) in cash and cash equivalents		(2,515)	7,966	(5,838)	8,843
Cash and cash equivalents at 1 July		11,287	3,325	8,858	15
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		32	(4)	—	—

Cash and cash equivalents at 30 June	12	8,804	11,287	3,020	8,858

Non-Cash Investing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2007 and 2008.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages 19 to 55.

ORBITAL CORPORATION LIMITED	17

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

ORBITAL CORPORATION LIMITED	18

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

1.	REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2008 comprises the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in jointly controlled entities.

The consolidated financial report was authorised for issue by the directors on 20 August 2008.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments which are measured at fair value.

The methods used to measure fair values are discussed further in note 5.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the Group.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

(d)	Use of Estimates and Judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 4.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

The Group has adopted AASB 7 Financial Instruments: Disclosures and all consequential amendments which became applicable on 1 July 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the entity.

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

ORBITAL CORPORATION LIMITED	19

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Basis of Consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included from the date control commences until the date control ceases.

Investments in subsidiaries are carried at their cost of acquisition less impairment losses in the Company’s financial statements.

(ii)	Joint Ventures

The Group has an interest in a joint venture that is a jointly controlled entity. Joint ventures are contractual arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The Group accounts for its interest in the jointly controlled entity using the equity method of accounting. Under the equity method, the investment in the joint venture is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the joint venture. After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in the joint venture.

The Group’s share of the joint venture’s post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received from the joint venture are recognised in the consolidated financial statements as a reduction of the carrying amount of the investment.

When the Group’s share of losses in the joint venture equals or exceeds its interest in the joint venture, including any unsecured long-term receivables or loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint venture.

The reporting date of the joint venture and the Group are identical and the joint venture’s accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

(iii)	Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with joint venture entities are eliminated to the extent of the Group’s interest in the entity with adjustments made to the investment in the joint venture. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold by the joint venture entity or, if not consumed or sold by the joint venture entity, when the Group’s interest in such entities is disposed of.

(b)	Foreign Currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries and jointly controlled entities—see below) are retranslated to the functional currency (Australian dollars) at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to the functional currency (Australian dollars) at exchange rates ruling at the dates the fair value was determined.

(ii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’.

(iii)	Net investment in foreign operations

Exchange differences arising from the translation of the net investment in foreign operations are taken to the foreign currency translation reserve. They are released into the income statement upon disposal.

(c)	Financial Instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

ORBITAL CORPORATION LIMITED	20

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Financial Instruments (continued)

(i)	Non-derivative financial instruments (continued)

A financial instrument is recognised if the Group becomes party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial asset expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Trade receivables

Trade receivables are stated at their amortised cost, less impairment losses. Normal settlement terms are 30 to 60 days. The collectability of debts is assessed at balance sheet date and specific allowance is made for any doubtful accounts. Individual debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

Cash

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

Non-interest bearing liabilities

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $19,000,000 made to the Company in 1989. The loan is interest-free until repayment of this loan becomes due in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of engines produced with OCP technology as at 30 June 2008 totalled approximately 597,000 (2007: 556,000).

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Included in current liabilities is an amount owing to Continental Corporation for the Group to maintain its 50% interest in Synerject LLC by the payment of US$4 million which has been deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value and subsequently stated at amortised cost with any difference between the fair value and the future payment value being recognised in the income statement over the period of the settlement deferral under the effective interest rate method.

Trade payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

(ii)	Derivative financial instruments

The Group may use derivative financial instruments to hedge its exposure to foreign exchange fluctuations and interest rate movements. In accordance with its treasury policy, the Group entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Changes in the fair value of the derivative financial instrument that are not designated as cash flow hedging instruments are recognised in profit or loss.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(d)	Property, Plant and Equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The cost of day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

ORBITAL CORPORATION LIMITED	21

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Property, Plant and Equipment (continued)

(iii)	Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used in the current and comparative period for each class of asset are as follows: Buildings 2.5%; Plant and Equipment 6.67% to 33.3%. Assets are depreciated or amortised from the date of acquisition.

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(iv)	Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(v)	Asset Sales

The net profit or loss from asset sales are included as other income or expenses of the Group. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(e)	Intangibles

(i)	Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development.

Expenditure on intangibles which may be capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

(ii)	Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs are expensed as incurred.

(f)	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(g)	Impairment

(i)	Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

ORBITAL CORPORATION LIMITED	22

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Impairment (continued)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(h)	Share capital

(i)	Dividends

Dividends are recognised as a liability in the period in which they are declared.

(ii)	Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(i)	Employee Benefits

(i)	Short-term benefits

The provisions for employee entitlements to wages, salaries and annual leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the Group expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii)	Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance sheet date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the Group’s experience with staff departures and is discounted using the rates attached to national government securities at balance sheet date, which most closely match the terms of maturity of the related liabilities.

(iii)	Defined Contribution Superannuation Fund

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv)	Share-based payment transactions

Employees have been offered the right to take up shares in the Company under two plans. The Employee Share Plan No.1 provides $1,000 of shares per annum and is subject to qualification by length of service. The Executive Long Term Share Plan (“ELTSP”) is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders. The fair value of shares granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value of the shares granted under the Employee Share Plan No.1 is based on the market price of the shares on the date of issue. The fair value of the ELTSP is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met.

(j)	Provisions—Warranties

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provision for warranty is recognised when the underlying products are sold. The provision is based on historical claim data.

ORBITAL CORPORATION LIMITED	23

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i)	Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably, or there is a risk of return of goods or there is continuing management involvement with the goods.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

(ii)	Licence and royalties

Revenue earned under various licence, royalty and other agreements is recognised on an accrual basis upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

(iii)	Interest Revenue

Revenue is recognised as interest accrues using the effective interest method.

(iv)	Dividends

Revenue is recognised when the Group’s right to receive the payment is established.

(l)	Leases

(i)	Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(m)	Finance expense

Financing costs include interest payable on borrowings calculated using the effective interest method, and gains and losses on hedging instruments that are recognised in the income statement. Borrowing costs are expensed as incurred and included in net financing costs.

(n)	Income Tax

(i)	Current income tax expense and liability

Income tax on the profit or loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii)	Deferred income tax expense and liability

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

ORBITAL CORPORATION LIMITED	24

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Income Tax (continued)

(iii)	Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

The head entity and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses of the subsidiaries is assumed by the head entity in the tax-consolidated group and are recognised as amounts payable (receivable) to (from) other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts. Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

(o)	Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. The Group’s primary format for segment reporting is based on business segments.

(p)	Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amounts of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(q)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

(r)	Government grants

Government grants are recognised when the grant is received.

When the grant relates to an asset (investment grants relating to the construction of a heavy duty engine test facility), the fair value is credited to deferred income and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(s)	Accounting estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in note 5.

ORBITAL CORPORATION LIMITED	25

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

3.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2008, but have not been applied in preparing this financial report:

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 8 and AASB 2007-3	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114 Segment Reporting, which adopts a management reporting approach to segment reporting.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group’s financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group’s segment disclosures.	1 July 2009

AASB 123 (Revised) and AASB 2007-6	Borrowing Costs and consequential amendments to other Australian Accounting Standards	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009	These amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised. The Group has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Group’s financial report.	1 July 2009

AASB 101 (Revised) and AASB 2007-8	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards

Introduces a statement of comprehensive income.

Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.

			1 January 2009	These amendments are only expected to affect the presentation of the Group’s financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.	1 July 2009

AASB 2008-1	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of ‘vesting conditions’, introducing the term ‘non-vesting conditions’ for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	The Group has share-based payment arrangements that may be affected by these amendments. However, the Group has not yet determined the extent of the impact, if any.	1 July 2009

ORBITAL CORPORATION LIMITED	26

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

(t)	New standards and interpretations not yet adopted (continued)

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into—to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree’s net assets. This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired. The changes apply prospectively.	1 July 2009	The Group may enter into some business combinations during the next financial year and may therefore consider early adopting the revised standard. The Group has not yet assessed the impact of early adoption, including which accounting policy to adopt.	1 July 2009

AASB 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group’s income statement.	1 July 2009

AASB 2008-3	Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127	Amending standard issued as a consequence of revisions to AASB 3 and AASB 127.	1 July 2009	Refer to AASB 3 (Revised) and AASB 127 (Revised) above.	1 July 2009

Amendments to International Financial Reporting Standards	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The main amendments of relevance to Australian entities are those made to IAS 27 deleting the ‘cost method’ and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity's separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment.

AASB 127 has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.

1 January 2009

Recognising all dividends received from subsidiaries, jointly controlled entities and associates as income will likely give rise to greater income being recognised by the parent entity after adoption of these amendments.

In addition, if the Group enters into any group reorganisation establishing new parent entities, an assessment will need to be made to determine if the reorganisation meets the conditions imposed to be effectively accounted for on a ‘carry-over basis’ rather than at fair value.

1 July 2009

ORBITAL CORPORATION LIMITED	27

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

(t)	New standards and interpretations not yet adopted (continued)

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
Amendments to International Financial Reporting Standards	Improvements to IFRSs	The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.	1 January 2009 except for amendments to IFRS 5, which are effective from 1 July 2009.	The Group has not yet determined the extent of the impact of the amendments, if any.	1 July 2009

*	designates the beginning of the applicable annual reporting period unless otherwise stated.

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits, receivables, payables, and non-interest bearing liabilities.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group from time-to-time enters into derivative transactions, principally forward currency contracts. The purpose is to manage the currency risks arising from the Group’s operations and its sources of revenue. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest and foreign exchange rates. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of these risks as summarised below.

Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below, including the setting of limits for hedging cover of foreign currency and interest rate risk, credit allowances, and future cash flow forecast projections.

Risk Exposures and Responses

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and cash equivalents on deposit with Australian banks.

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested.

At balance date, the Group had the following mix of financial assets exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Financial assets
Cash and cash equivalents	8,804	11,287	3,020	8,858

	8,804	11,287	3,020	8,858

ORBITAL CORPORATION LIMITED	28

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

The following sensitivity analysis is based on the interest rate risk exposures in existence at the balance sheet date:

At 30 June 2008, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Consolidated
+1% (100 basis points)	88	113	—	—
-.5% (50 basis points)	(44)	(56)	—	—

Parent
+1% (100 basis points)	30	89	—	—
-.5% (50 basis points)	(15)	(44)	—	—

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is the same in 2008 as in 2007 because the only balances affected by interest rates are cash balances.

Foreign currency risk

As a result of investment in the equity accounted jointly controlled entity, Synerject LLC, the Group’s balance sheet can be affected significantly by movements in the US$/A$ exchange rates. The present value of the additional investment in Synerject LLC is recognized in its functional currency and is not exposed to any foreign currency risk.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 43% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst almost 99% of costs are denominated in the unit’s functional currency.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary. The Group does not hold foreign currency positions for trading purposes.

At 30 June 2008, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Financial assets
Cash and cash equivalents	172	317	—	—
Trade and other receivables	952	1,076	—	—

	1,124	1,393	—	—

Financial liabilities
Trade and other payables	—	—	—	—
Loans and advances from controlled entities	—	—	1,955	4,107

	—	—	1,955	4,107

ORBITAL CORPORATION LIMITED	29

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

At 30 June 2008, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and equity would have been affected as follows:

	Post Tax Profit Higher/(Lower)		Other Equity Higher/(Lower)
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Consolidated
AUD/USD +10%	(102)	(127)	178	373
AUD/USD -5%	96	240	(167)	(707)

Parent
AUD/USD +10%	178	373	—	—
AUD/USD -5%	(167)	(707)	—	—

The movements in profit in 2008 are more sensitive than in 2007 due to the higher level of US Dollar cash and cash equivalents at balance date. Equity is more sensitive in 2007 because of the use of hedges of foreign currency revenue.

Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents and trade and other receivables. The Group’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

The Group does not hold any credit derivatives to offset its credit exposure, however the Group does hold receivable insurance where appropriate.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. Risk limits are set for each individual customer in accordance with parameters set by management. These risk limits are regularly monitored.

In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are only invested with a major financial institution to minimise the risk of default of counterparties.

Liquidity risk

The Group’s does not have any bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines as at 30 June 2008.

The only external borrowing of the Group is the interest free Western Australian Government loan of $19 million repayable in May 2014.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2008. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2008. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

The remaining contractual maturities of the Group’s and parent entity’s financial liabilities are:

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
6 months or less	7,380	4,214	6,431	8,582
6-12 months	4,135	—	—	—
1-5 years	—	4,543	—	—
Over 5 years	19,000	19,000	19,000	19,000

	30,515	27,757	25,431	27,582

Maturity analysis of financial assets and liability based on management’s expectation.

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and other financial liabilities mainly originate from the financing of assets used in our ongoing operations such as property, plant, equipment and investments in working capital eg inventories and trade receivables. These assets are considered in the Group’s overall liquidity risk.

ORBITAL CORPORATION LIMITED	30

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (CONTINUED)

	<6 months	6-12 months	1-5 years	>5 years	Total
	$'000	$'000	$'000	$'000	$'000
Consolidated
Financial assets
Cash and cash equivalents	8,804	—	—	—	8,804
Trade and other receivables	7,198	—	—	—	7,198

	16,002	—	—	—	16,002

Consolidated
Financial liabilities
Trade & other payables	7,322	—	—	—	7,322
Non-interest bearing liabilities	—	—	—	14,151	14,151

	7,322	—	—	14,151	21,473

Net maturity	8,680	—	—	(14,151)	(5,471)

	<6 months	6-12 months	1-5 years	>5 years	Total
	$'000	$'000	$'000	$'000	$'000
Parent
Financial assets
Cash and cash equivalents	3,020	—	—	—	3,020
Trade and other receivables	30	—	—	—	30

	3,050	—	—	—	3,050

Parent
Financial liabilities
Trade & other payables	—	—	—	6,431	6,431
Non-interest bearing liabilities	—	—	—	14,151	14,151

	—	—	—	20,582	20,582

Net maturity	3,050	—	—	(20,582)	(17,532)

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of the assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

(a)	Significant accounting judgements

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Management do not consider that triggers for impairment testing exist at balance date and as such these assets have not been tested for impairment in this financial period.

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale.

ORBITAL CORPORATION LIMITED	31

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (CONTINUED)

(a)	Significant accounting judgements (continued)

Taxation

The Group’s accounting policy for taxation requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

(b)	Significant accounting estimates and assumptions

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the Executive Long Term Share Plan shares is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 32. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Product warranty

In determining the level of provision required for product warranties the Group has made judgements in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are disclosed in note 24.

Estimation of useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as manufacturers’ warranties (for plant and equipment). In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.

6.	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business and geographical segments. The primary format, business segment, is based on the Group’s management and internal reporting structure.

Inter-segment pricing is determined on an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets, income and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business segments

The Group comprises the following main business segments:

•	Engineering services; and

•	Royalties and licences.

Geographical segments

The engineering services and royalties and licences segments are managed on a worldwide basis.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

ORBITAL CORPORATION LIMITED	32

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

6.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Revenue is derived predominantly from the provision of engineering services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

(a)	Business Segments (primary reporting)

	Engineering Services		Royalties and licences (i)		Consolidated
	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000
Segment Revenue	11,681	12,514	2,684	2,294	14,365	14,808

Unallocated other revenue					574	448

Total Revenue					14,939	15,256

Segment Result	2,406	3,241	771	763	3,177	4,004

Unallocated expenses—net (ii)					(4,624)	(5,110)
Finance costs					(886)	(816)
Share of profit of jointly controlled entity					2,357	3,157

Net Profit before related income tax					24	1,235

Income tax benefit					445	98

Profit after tax attributable to members					469	1,333

	Engineering Services		Royalties and licences		Consolidated
	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000
Non-cash (revenue) and expenses
Depreciation and amortisation	1,097	1,001	—	—	1,097	1,001
Equity settled employee compensation	117	102	—	—	117	102
Other non-cash expenses	17	(1)	354	—	371	(1)

Segment non-cash expenses	1,231	1,102	354	—	1,585	1,102

Systems warranty credits					—	(101)
Equity settled employee compensation					164	161
Amortisation of non-interest bearing loans					886	816
Amounts set aside to warranty and other provisions					—	(52)
Share of profit of jointly controlled entity					(2,357)	(3,157)
Foreign exchange translation loss					175	69

Total non-cash (revenue) and expenses					453	(1,162)

(i)	Royalty and licence costs include direct patent costs and research and development.
(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

ORBITAL CORPORATION LIMITED	33

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

6.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

(a)	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences (i)		Consolidated
	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000
Segment Assets	11,971	10,140	813	517	12,784	10,657

Unallocated assets
Cash					8,804	11,287
Interests in jointly controlled entity					13,109	12,974
Assets relating to non-reportable segment					2,048	—
Deferred tax asset					5,494	6,082

Consolidated Total Assets					42,239	41,000

Segment Liabilities	8,232	6,640	—	—	8,232	6,640

Unallocated liabilities
Income tax liabilities					156	—
Trade and other payables					4,135	—
Borrowings					14,151	17,958
Systems warranty provision					75	—

Consolidated Total Liabilities					26,749	24,598

Consolidated Net Assets					15,490	16,402

Segment Acquisitions of Non current assets	727	677	—	—	727	677

ORBITAL CORPORATION LIMITED	34

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

6.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

(b)	Geographic Segments (secondary reporting)

	North America		Europe		Asia		Australia		Consolidated
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment revenue	2,982	5,400	909	585	5,740	5,221	4,734	3,602	14,365	14,808

Segment assets	1,043	1,157	544	234	1,761	1,711	9,400	7,555	12,748	10,657

Acquisitions of non current assets	—	—	—	—	—	—	727	677	727	677

ORBITAL CORPORATION LIMITED	35

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
7.	OTHER REVENUE
	Interest income	574	448	438	319

8.	OTHER INCOME
	Gain/(loss) on sale of property, plant and equipment	(3)	32	—	—
	Automotive Competitiveness and Investment Scheme credits (a)	201	204	—	—
	Net foreign exchange gains	—	—	371	600
	Systems warranty credit	—	101	—	—
	Insurance claim	144	—	—	—
	Other	30	53	—	—

		372	390	371	600

(a)    The Group receives Automotive Competitiveness and Investment Scheme credits from the Federal Government for qualifying research and development activities. The Group sells these credits through a tender process and recognises income from the sale when title to the credits passes to the purchaser.

9.	EXPENSES

(a)	Employee benefits expense
	Salaries and wages	7,994	7,844	—	—
	Contributions to defined contributions superannuation funds	800	780	—	—
	Equity settled transactions	281	263	—	—
	Increase in liability for annual leave	40	41	—	—
	Increase in liability for long service leave	100	36	—	—
	Other associated personnel expenses	597	464	—	—

		9,812	9,428	—	—

(b)	Finance costs
	Non-cash interest expense WA Government Loan	687	654	687	654
	Non-cash interest expense on deferred settlement pertaining to investment in Synerject LLC	199	162	—	—

		886	816	687	654

(c)	Other expenses
	Occupancy	474	477	—	—
	Administration	244	193	—	—
	Marketing	46	29	—	—
	Investor relations	44	61	—	—
	Allowance for impairment of receivables	379	(4)	—	—
	Net foreign exchange losses	175	69	—	—
	Other	117	15	—	—

		1,479	840	—	—

(d)	Lease payments included in income statement
	Minimum lease payments—operating lease	93	64	—	—

(e)	Research and development costs
	Research and development costs charged directly to the income statement	1,147	1,022	—	—

(f)	Write off of assets due to water damage
	Plant and equipment	7	—	—	—

	A burst water filter cartridge in the administration area damaged carpets and furniture. An insurance recovery relating to the water damage of $144,000 has been recognised in other income (see note 8)

ORBITAL CORPORATION LIMITED	36

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
10. (a)	TAXATION
	Recognised in the income statement
	Current tax expense
	Current year	295	(358)	—	—

		295	(358)	—	—

	Deferred tax expense
	Benefit from previously unrecognised tax losses	150	456	—	—

		150	456	—	—

	Total income tax benefit in income statement	445	98	—	—

(b)	Numerical reconciliation between tax benefit and pre-tax net profit
	Profit before tax	24	1,235	(1,852)	263

	Income tax using the statutory tax rates	(7)	(371)	(87)	(79)
	—Non deductible expenditure	(236)	(350)	(206)	(196)
	—Effect of tax losses utilised	243	721	293	275
	—Net withholding tax recouped/(paid)	456	(298)	—	—
	—United States of America Federal and State taxes	(161)	(40)		—
	—Under provided for in prior periods	—	(20)		—
	—Deferred tax asset recognised	150	456	—	—

	Income tax benefit on pre-tax net profit	445	98	—	—

(c)	Tax consolidation

	(i) Members of the tax consolidated group and the tax sharing arrangement

	Orbital Corporation Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2002. Orbital Corporation Limited is the head entity of the tax consolidated group. Members of the group have entered into a tax sharing agreement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement on the basis that the possibility of default is remote.

	(ii) Tax effect accounting by members of the tax consolidated group

	Measurement method adopted under UIG 1052 Tax Consolidation Accounting

	The head entity and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group. The current and deferred tax amounts are measured in a systematic manner that is consistent with the broad principles in AASB 112 Income Taxes. The nature of the tax funding agreement is discussed further below.

	In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

	Nature of the tax funding agreement

	Members of the tax consolidated group have entered into a tax funding agreement. Under the funding agreement the funding of tax within the group is based on current and deferred tax amounts of the head entity and subsidiary members of the tax consolidation group. The tax funding agreement requires payments to/from the head entity to be recognised via an inter-entity receivable (payable) which is at call.

	The amounts receivable or payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.

ORBITAL CORPORATION LIMITED	37

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

11.	EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2008 was based on the profit/(loss) attributable to ordinary shareholders of $469,199 (2007: profit $1,332,856) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2008 of 474,182,565 (2007: 446,391,420), calculated as follows:

	CONSOLIDATED
	2008	2007
Profit/(Loss) attributable to ordinary shareholders	$	$

Profit attributable to ordinary shareholders	469,199	1,332,856

Weighted average number of ordinary shares	Number	Number

Issued ordinary shares at 1 July	473,126,818	411,292,088
Effect of share placement	—	16,657,534
Effect of shares issued for the ELTSP	910,685	—
Effect of shares issued for the ESP No.1	145,062	285,709
Effect of share purchase plan	—	18,156,089

Weighted average number of ordinary shares at 30 June	474,182,565	446,391,420

Effect of potential dilutive ordinary shares	7,325,000	7,065,000

Weighted average number of potential dilutive ordinary shares at 30 June	481,507,565	453,456,420

Earnings per share	cents	cents

Basic earnings per share	0.099	0.299

Diluted earnings per share	0.097	0.294

Shares granted to employees (including Key Management Personnel) as described in note 32 are considered to be potential ordinary shares and have been included in the determination of the diluted earnings per share to the extent they are dilutive. These ordinary shares have not been included in the determination of basic earnings per share.

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
12.	CASH AND CASH EQUIVALENTS
	Cash at bank	1,174	290	76	39
	Cash at bank—US dollars	4,022	268	—	—
	Cash at bank—European currency units	62	49	—	—
	At call deposits—financial institutions	602	877	—	—
	Bank bills	2,944	9,803	2,944	8,819

		8,804	11,287	3,020	8,858

All bank bills are endorsed by the Group’s banker and are for terms of no more than 90 days.

ORBITAL CORPORATION LIMITED	38

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
13.	TRADE AND OTHER RECEIVABLES
	Current
	Trade receivables	6,524	3,900	—	—
	Allowance for impairment loss (a)	(428)	(49)	—	—

		6,096	3,851	—	—
	Accrued royalties	813	517	30	81
	Accrued interest	30	95	—	—
	Insurance claim receivable	162	—	—	—
	Taxation installments	48	—	—	—
	Other receivables	10	22	—	—
	Prepayments	39	59	—	—

		7,198	4,544	30	81

	Non-current
	Loans to controlled entities	—	—	18,167	13,618
	Impairment losses on loans to controlled entities	—	—	(792)	(792)

		—	—	17,375	12,826

(a)	Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment loss of $428,000 (2007: $49,000) has been recognised by the Group in the current year. These amounts have been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

At 1 July	(49)	(50)
Charge for the year	(379)	1
Amounts written off	—	—

At 30 June	(428)	(49)

At 30 June, the ageing analysis of trade receivables is as follows:

		Total	0-30 days	31-60 days	61-90 days	+91 days	+91 days
					PDNI*	PDNI*	CI*
2008	Consolidated	6,524	5,171	425	11	360	557

2007	Consolidated	3,900	3,081	112	177	198	332

*	Past due not impaired (‘PDNI’)
Considered impaired (‘CI’)

Receivables past due but not considered impaired are $371,000 (2007:$375,000). Payment terms on these amounts have not been re-negotiated. Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

(b)	Related party receivables

For terms and conditions of related party receivables refer to note 29.

(c)	Fair value and credit risk

Due to the short term nature of these receivables, their carrying value is assumed to approximate fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security.

(d)	Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 4.

ORBITAL CORPORATION LIMITED	39

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		NOTE	CONSOLIDATED		THE COMPANY
			2008	2007	2008	2007
			$'000	$'000	$'000	$'000
14.	INVENTORIES
	Raw materials and stores—at cost		1,697	6	—	—

	The Group acquired inventories of LPG fuel systems in the business combination (see note 33).

15.	INVESTMENTS
	Investment in PT Texmaco Perkasa Engineering Tbk—at cost		—	6,446	—	—
	Investments in controlled entities—at cost	28	—	—	111,885	111,605
	Less: impairment losses in the carrying value of investments		—	(6,446)	(96,238)	(94,264)

			—	—	15,647	17,341

The investment in PT Texmaco Pekasa Engineering Tbk was written off during the year as there is no prospect of recovering any value for this investment. The investment had been fully impaired in prior reporting periods and had no impact on the income statement in the current period.

16.	INTERESTS IN JOINTLY CONTROLLED ENTITY

(a)	Interest in Synerject LLC

As at 30 June 2008, the Group holds a 50% interest in Synerject LLC, a joint venture entity with Continental Corporation (30 June 2007: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

The Group accounts for interests in a jointly controlled entity using the equity method.

The Group has the following interests in a jointly controlled entity:

Name	Principal activities	Country of incorporation	Reporting Date	30 June Ownership
				2008	2007
Synerject LLC	Manufacture of engine management systems	USA	30/06/2008	50%	50%

	Revenues (100%)	Profit (100%)	Total Assets (100%)	Total Liabilities (100%)	Net assets (100%)
	US$'000	US$'000	US$'000	US$'000	US$'000
2008	81,020	2,400	37,841	20,895	16,946
2007	79,627	3,501	35,911	20,337	15,574

	Revenues (100%)	Profit (100%)	Share of jointly controlled entities’ net profit recognised	Total Assets (100%)	Total Liabilities (100%)	Net assets as reported by jointly controlled entities (100%)	Share of jointly controlled entities’ net assets equity accounted
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
2008	89,872	2,662	2,357	39,116	21,599	17,517	13,109

2007	100,391	4,386	3,157	42,243	23,848	18,395	12,974

ORBITAL CORPORATION LIMITED	40

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

16.	INTERESTS IN JOINTLY CONTROLLED ENTITY (continued)

		CONSOLIDATED
		2008	2007
		$'000	$'000

(b)	Movements in the carrying amount of the Group’s interest in jointly controlled entity
	At 1 July	12,974	6,321
	Capital injection	—	4,656
	Share of profits after tax	2,357	3,157
	Share of reserves	308	151
	Dividends received	(958)	—
	Unrealised foreign exchange movements	(1,572)	(1,311)

	At 30 June	13,109	12,974

(c)	Results of jointly controlled entity
	Share of jointly controlled entity’s profit before income tax after recommencement of equity accounting	1,353	2,314
	Share of income tax expense	(65)	(121)

	Share of jointly controlled entity’s net profit—as disclosed by jointly controlled entity	1,288	2,193
	Adjustments:
	—dissimilar accounting treatment with respect to development expenditure	810	643
	—dissimilar accounting treatment with respect to intangibles	259	321

	Share of jointly controlled entity’s net profit accounted for using the equity	2,357	3,157

(d)	Commitments
	Share of jointly controlled entity’s capital commitments contracted but not provided for or payable:
	Within one year	341	515
	One year or later and no later than five years	889	856
	Later than 5 years	787	88

		2,017	1,459

(e)	Potential future changes to percentage shareholding in Synerject LLC

Synerject LLC was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject LLC until 30 September 2006. As part of the restructure, in April 2003, Synerject LLC acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Continental’s non-automotive systems business. The actual performance of each of these contributed businesses in the 3 year period to 30 June 2006, compared to the planned performances, is being reviewed to determine the optional adjustment (if any) to the percentage shareholdings of Orbital and Continental in Synerject LLC (“the recalculation”). The review date was deferred until 30 June 2008, and is now under the consideration of Orbital and Continental.

The maximum change in shareholdings as a result of the above recalculation is 10% i.e. ownership percentages of 40:60.

There is an option for the joint venturer who has the majority shareholding as determined by the recalculation above, to call from the other shareholder (“minority shareholder”) the percentage of shares determined by the recalculation. The minority shareholder may dilute their shareholding or may choose to exercise an option to maintain the 50:50 ownership structure by either paying the other joint venturer US$400,000 for each 1% interest of Synerject LLC or by injecting additional capital into Synerject LLC of US$800,000 for each 1% interest in Synerject LLC. The exercise date of these options was originally 30 June 2006 but has been extended due to the change of the review date.

The assessment of the contributed business performance will not be tabled until after 30 June 2008 however the Directors anticipate that due to the stronger performance of the non-automotive systems business contributed by Continental, that Continental will become entitled to the full 10% under the recalculation provisions. To maintain Orbital’s 50% interest in Synerject (being the Director’s current intent), a liability representing the present value of US$4 million has been recognised which will become payable between 30 June 2008 and 31 December 2008.

ORBITAL CORPORATION LIMITED	41

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

17.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Assets		Liabilities		Net
	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000
Tax value of loss carry-forwards recognised	5,494	6,082	—	—	5,494	6,082

Net tax assets	5,494	6,082	—	—	5,494	6,082

Unrecognised deferred tax assets Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		The Company
	2008	2007	2008	2007
	$'000	$'000	$'000	$'000
Australia (net at 30%)
Tax losses	16,293	15,790	16,297	15,790
Timing difference from provision for capital loss on investment	1,934	1,934	1,934	1,934
Other net temporary differences	845	900	766	900

	19,072	18,624	18,997	18,624

United States of America (net at 34%)
Tax losses	11,649	14,236	—	—
Other net temporary differences	6,079	6,079	—	—

	17,728	20,315	—	—

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2008, the $50.421 million of tax carry forward losses available expire between the years 2010 and 2024.

Movement in temporary differences during the year

Consolidated
	Balance 01-Jul-06	Recognised in income	Recognised in equity	Balance 30-Jun-07
	$'000	$'000	$'000	$'000
Tax value of loss carry-forwards recognised	6,445	456	(819)	6,082

Net tax assets	6,445	456	(819)	6,082

Consolidated
	Balance 01-Jul-07	Recognised in income	Recognised in equity	Balance 30-Jun-08
	$'000	$'000	$'000	$'000
Tax value of loss carry-forwards recognised	6,082	150	(738)	5,494

Net tax assets	6,082	150	(738)	5,494

The Company
	Balance 01-Jul-06	Recognised in income	Recognised in equity	Balance 30-Jun-07
	$'000	$'000	$'000	$'000
Tax value of loss carry-forwards recognised	—	—	—	—

Net tax assets	—	—	—	—

The Company
	Balance 01-Jul-07	Recognised in income	Recognised in equity	Balance 30-Jun-08
	$'000	$'000	$'000	$'000
Tax value of loss carry-forwards recognised	—	—	—	—

Net tax assets	—	—	—	—

The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

ORBITAL CORPORATION LIMITED	42

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
18.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land
	At cost	1,091	1,091	—	—

	Buildings
	At cost	3,057	3,057	—	—
	Less: accumulated depreciation	(974)	(893)	—	—

		2,083	2,164	—	—

	Plant and equipment
	At cost	18,142	17,399	—	—
	Less: accumulated depreciation	(15,730)	(14,547)	—	—

		2,412	2,852	—	—

	Total property, plant and equipment—net book value	5,586	6,107	—	—

	Reconciliations
	Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
	Freehold land
	Carrying amount at beginning of year	1,091	1,091	—	—

	Carrying amount at end of year	1,091	1,091	—	—

	Buildings
	Carrying amount at beginning of year	2,164	2,245	—	—
	Depreciation	(81)	(81)	—	—

	Carrying amount at end of year	2,083	2,164	—	—

	Plant and equipment
	Carrying amount at beginning of year	2,852	3,096	—	—
	Additions and transfers	762	677	—	—
	Disposals	(11)	(1)	—	—
	Depreciation	(1,191)	(920)	—	—

	Carrying amount at end of year	2,412	2,852	—	—

	Total
	Carrying amount at beginning of year	6,107	6,432	—	—

	Carrying amount at end of year	5,586	6,107	—	—

	All property, plant and equipment of the Group are subject to floating debentures from the Group’s banker (see note 21) and from the Government of Western Australia (see note 22).

19.	GOODWILL
	Acquired in business combination (note 33)	351	—	—	—

		351	—	—	—

The goodwill arose on the acquisition of Boral Alternative Fuel Systems on 26 June 2008. The initial accounting for the business combination has been based on provisional values. There were no indicators of impairment of this goodwill at balance date.

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

ORBITAL CORPORATION LIMITED	43

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
20.	TRADE AND OTHER PAYABLES
	Current
	Trade creditors and accruals	2,394	2,483	—	—
	Revenues received in advance	793	1,731	—	—
	Loans and advances from controlled entities	—	—	6,431	8,582
	Present value of additional investment in Synerject LLC (a)	4,135	—	—	—

		7,322	4,214	6,431	8,582

(a)	Present value of additional investment in Synerject LLC

In accordance with note 16, the additional consideration payable to Continental to maintain Orbital’s 50% interest in Synerject LLC of US$4 million, has been deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value (28 September 2006 US$3.692 million) and subsequently stated at amortised cost (30 June 2008: US$4.000 million) on an effective interest basis.

(b)	Fair value

Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

(c)	Related party payables

For terms and conditions relating to related party payables refer to note 29.

(d)	Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

21.	FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with banks to provide support facilities:

Total facilities available
Performance guarantee facility	8	8	—	—
Forward exchange contracts facility	3,500	3,500	—	—
Corporate credit card facility	65	50	—	—
Multi-option credit facility	750	750	250	250

	4,323	4,308	250	250

Facilities utilised at balance date
Performance guarantee facility	8	8	—	—
Forward exchange contracts facility	—	611
Corporate credit card facility	65	38	—	—
Multi-option credit facility	—	—	—	—

	73	657	—	—

Facilities not utilised at balance date
Performance guarantee facility	—	—	—	—
Forward exchange contracts facility	3,500	2,889	—	—
Corporate credit card facility	—	12	—	—
Multi-option credit facility	750	750	250	250

	4,250	3,651	250	250

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,323,000 (2007: $4,308,000).

ORBITAL CORPORATION LIMITED	44

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
22.	NON INTEREST BEARING LIABILITIES
	Non-Current
	Loans and advances—secured (a)	14,151	13,463	14,151	13,463
	Present value of additional investment in Synerject LLC (b)	—	4,495	—	—

		14,151	17,958	14,151	13,463

(a)	The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

The non-interest bearing loan from the Government of Western Australia was initially recognised at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

The fair value of the loan 2008: $13,088,174 (2007:$12,450,210) is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date (2008: 6.50%, 2007: 6.30%)

(b)	In accordance with note 16, the additional consideration payable to Continental to maintain Orbital’s 50% interest in Synerject LLC of US$4 million, has been deferred from 28 September 2006 to 30 June 2008. The liability was initially recognised at its fair value (28 September 2006 $US$3.692 million) and subsequently stated at amortised cost (30 June 2007: US$3.821 million) on an effective interest basis.

23.	EMPLOYEE BENEFITS

(a) (b)	Current	1,028	1,190	—	—

	Non-Current	1,362	1,236	—	—

(c)	Aggregate Liability for employee entitlements	2,390	2,426	—	—

	The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:
	Assumed rate of increase in wage and salary rates	5.0%	6.5%
	Discount rate at 30 June	6.5%	6.3%
	Settlement term (years)	10	10
	Number of employees
	Number of employees at year end	89	95

ORBITAL CORPORATION LIMITED	45

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
24.	PROVISIONS
(a)	Current
	Systems warranty	90	—	—	—
	Other	36	—	—	—

		126	—	—	—

(b)	Reconciliations
	Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:
	Systems warranty—current
	Carrying amount at beginning of year	—	102	—	—
	Provision made during the year—net of (expired)	—	(102)	—	—
	Fair value of acquired systems warranty provision (note 33)	90	—	—	—

	Carrying amount at end of year	90	—	—	—

	Other provisions—current
	Carrying amount at beginning of year	—	4	—	—
	Provision made during the year	36	(4)	—	—

	Carrying amount at end of year	36	—	—	—

(c)	Nature and timing of provisions

(i)	Systems warranty

	Upon acquisition of Boral Alternative Fuel Systems (note 33), the Group has recognised a provision for expected warranty claims on products sold during the last three years, based on current sales levels, current information available about past returns and repairs, and on the two-year warranty period for all products sold by the LPG systems sales business.

	With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all marine and recreation system sales as from 1 April 2003 are the contractual responsibility of Synerject LLC. Orbital retained the warranty responsibilities for product shipped prior to 1 April 2003 until the expiry of the warranty periods, the last of which expired in March 2007.

(ii)	Other provisions.

	The Group has recognised as an expense in the current financial year a provision for expected losses on engineering projects where it is probable that the total project costs will exceed total project revenues.

25.	GOVERNMENT GRANTS
	Current Liabilities
	Investment grant for construction of heavy duty engine testing facility	2,760	—	—	—

	Total government grants deferred	2,760	—	—	—

	In June 2008 the Group received funding of $2.76 million from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The total construction costs are estimated at A$3.56 million. The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility.

	The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

(a)	Movement in government grants
	At 1 July	—	—	—	—
	Received during the year	2,760	—	—	—
	Released to the income statement	—	—	—	—

	At 30 June	2,760	—	—	—

ORBITAL CORPORATION LIMITED	46

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
26.	CONTRIBUTED EQUITY
	Ordinary shares	225,720	225,560	225,720	225,560

		225,720	225,560	225,720	225,560

	Fully paid ordinary shares carry one vote per share and carry the right to dividends

		Number	$'000
	Movement in ordinary shares on issue
	At 1 July 2006	411,292,088	216,768
	Shares issued pursuant to a share placement	26,666,667	4,000
	Shares issued pursuant to employee share plans	471,872	—
	Shares issued pursuant to a share purchase plan	34,696,191	5,204
	Transaction costs		(412)

	At 30 June 2007	473,126,818	225,560
	Shares issued pursuant to employee share plans	1,436,374	160

	At 30 June 2008	474,563,192	225,720

	Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

	In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

(a)	Capital management

	When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital, provides a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

	Management has no current plans to change the share capital.

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
27.	ACCUMULATED LOSSES AND RESERVES

(a)	Movements in accumulated losses were as follows:
	Balance 1 July	(208,242)	(209,575)	(209,274)	(209,537)
	Net Profit	469	1,333	(1,852)	263

	Balance 30 June	(207,773)	(208,242)	(211,126)	(209,274)

ORBITAL CORPORATION LIMITED	47

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

27.	ACCUMULATED LOSSES AND RESERVES (continued)

(b)	Other reserves
		Employee equity benefits reserve	Foreign Currency Translation Reserve	Cash Flow Hedge Reserve	Total
		$'000	$'000	$'000	$'000
	Consolidated
	Balance 1 July 2006	512	38	—	550
	Equity-settled transaction—employee shares	263	—	—	263
	Total recognised income and expense	—	(1,692)	(37)	(1,729)

	Balance at 30 June 2007	775	(1,654)	(37)	(916)

	Balance 1 July 2007	775	(1,654)	(37)	(916)
	Equity-settled transaction—employee shares	281	—	—	281
	Transfer to share capital	(160)	—	—	(160)
	Total recognised income and expense	—	(1,627)	(35)	(1,662)

	Balance at 30 June 2008	896	(3,281)	(72)	(2,457)

	The Company
	Balance 1 July 2006	512	—	—	512
	Equity-settled transaction—employee shares	263	—	—	263
	Total recognised income and expense	—	—	—	—

	Balance at 30 June 2007	775	—	—	775

	Balance 1 July 2007	775	—	—	775
	Equity-settled transaction—employee shares	281	—	—	281
	Transfer to share capital	(160)	—	—	(160)
	Total recognised income and expense	—	—	—	—

	Balance at 30 June 2008	896	—	—	896

(c)	Nature and purpose of reserves

	Employee equity benefits reserve

	The employee equity benefits reserve is used to record the value of share based payments provided to employees, including KMP’s, as part of their remuneration. In prior years this reserve was recognised directly in accumulated losses. The reserve has been separately presented to enhance disclosure. Refer to note 32 for further details of these plans.

	Foreign currency translation reserve

	The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

	Cash flow hedge reserve

	This reserve records the Group’s portion of Synerject LLC’s gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

ORBITAL CORPORATION LIMITED	48

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

28.	CONSOLIDATED ENTITIES

Parent Entity	Note	Class of Shares	Consolidated Entity Interest
Orbital Corporation Limited			2008	2007
			%	%
Controlled Entities, incorporated and carrying on business in:

Australia
—Orbital Australia Pty Ltd		Ord	100	100
—Orbital Australia Manufacturing Pty Ltd		Ord	100	100
—OEC Pty Ltd	(a)	Ord	100	100
—Axiom Invest No. 2 Pty Ltd	(a)	Ord	71.3	71.3
—S T Management Pty Ltd	(a)	Ord	100	100
—OFT Australia Pty Ltd	(a)	Ord	100	100
—Investment Development Funding Pty Ltd	(a)	Ord	100	100
—Power Investment Funding Pty Ltd	(a)	Ord	100	100
—Orbital Environmental Pty Ltd	(a)	Ord	100	100

United States of America
—Orbital Holdings (USA) Inc.	(a)	Ord	100	100
—Orbital Fluid Technologies Inc.		Ord	100	100
—Orbital Engine Company (USA) Inc.	(a)	Ord	100	100

United Kingdom
—Orbital Engine Company (UK) Ltd	(a)	Ord	100	100

(a)	Dormant for the years ended 30 June 2008 and 30 June 2007.

29.	RELATED PARTIES

(a)	Identity of related parties

The Group has a relationship with its subsidiaries (see note 28), jointly controlled entities (see note 16), and with its key management personnel (refer to disclosures for key management personnel, see note 30).

(b)	Controlled Entities

Details of interest in controlled entities are set out in Note 28. Details of dealings with controlled entities are set out below:

(i)	Intercompany Loans

The aggregate amounts receivable from/payable to wholly owned controlled entities by the Company at balance date:

	THE COMPANY
	2008	2007
	$'000	$'000
Receivables (after provision)
Non-current	17,375	12,826

Borrowings
Current	6,431	8,582

Interest is not charged on inter-company loans. Amounts are payable on demand, although it is not expected that they will be called within the next twelve months.

(ii)	Transactions

During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. These transactions are in the ordinary course of business and on normal commercial terms and conditions.

As from 1 July 2002 all salary costs, directors’ fees, audit and taxation fees, insurance costs, stock exchange and shareholder costs and other overheads of the Company, have been incurred and paid for by the main trading company within Australia, Orbital Australia Pty Limited, which is a wholly owned subsidiary of Orbital Corporation Limited.

ORBITAL CORPORATION LIMITED	49

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

29.	RELATED PARTIES (continued)

(c)	Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i)	Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	CONSOLIDATED
	2008	2007
	$'000	$'000
Receivables
Current	16	21

Payables
Current	—	—

(ii)	Transactions

During the year the Group provided engineering services to Synerject LLC of $0.081 million (2007: $0.047 million) and purchased goods and services to the value of $0.078 million (2007: $0.088 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

30.	KEY MANAGEMENT PERSONNEL

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr WP Day (Chairperson) (appointed August 2007)

Mr DWJ Bourke (Chairperson) (deceased August 2007)

Mr JR Marshall

Mr JG Young

Dr MT Jones (appointed March 2008)

Dr V Braach-Maksvytis (appointed March 2008)

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer) (appointed June 2008)

Dr RA Houston (Managing Director & Chief Executive Officer) (resigned June 2008)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director of Sales & Marketing)

Dr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 9) are as follows:

	CONSOLIDATED		THE COMPANY
	2008	2007	2008	2007
	$	$	$	$
Short-term employee benefits	1,194,706	1,168,310	—	—
Post-employment benefits	114,231	100,035	—	—
Equity compensation benefits	177,577	152,063	—	—

	1,486,514	1,420,408	—	—

Individual directors and executives compensation disclosures

No director has entered into a material contract with the Company or the Group since the end of the previous financial year and there were no material contracts involving directors’ interest at year-end.

ORBITAL CORPORATION LIMITED	50

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

30.	KEY MANAGEMENT PERSONNEL (continued)

Loans to key management personnel and their related parties.

The Company and the Group have not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at year-end

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 01-Jul-07	Purchases	Granted as compensation	Sales	Other*	Held at 30-Jun-08
Non-executive directors
Mr WP Day	—	100,000	—	—	—	100,000
Mr DWJ Bourke	133,333	—	—	—	(133,333)	—
Mr JR Marshall	66,880	—	—	—	—	66,880
Mr JG Young	183,537	65,000	—	—	—	248,537

Executive directors
Dr RA Houston	108,371	—	303,238	—	(411,609)	—

Executives
Mr KA Halliwell	196,418	—	303,238	—	—	499,656
Mr BA Fitzgerald	101,702	—	203,238	—	—	304,940
Dr GP Cathcart	95,154	—	88,238	(16,162)	—	167,230

	Held at 01-Jul-06	Purchases	Granted as compensation	Sales	Other*	Held at 30-Jun-07
Non-executive directors
Mr DWJ Bourke	100,000	33,333	—	—	—	133,333
Mr JR Marshall	66,880	—	—	—	—	66,880
Mr JG Young	149,906	33,631	—	—	—	183,537

Executive directors
Dr RA Houston	68,574	33,333	6,464	—	—	108,371

Executives
Mr KA Halliwell	156,621	33,333	6,464	—	—	196,418
Mr BA Fitzgerald	96,805	—	6,464	(1,567)	—	101,702
Dr GP Cathcart	55,357	33,333	6,464	—	—	95,154

*	Represents shareholding at date of ceasing to be a Director of the Company.

ORBITAL CORPORATION LIMITED	51

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

31.	NOTES TO THE STATEMENTS OF CASH FLOWS

	Reconciliation of cash flows from operating activities

		NOTE	CONSOLIDATED		THE COMPANY
			2008	2007	2008	2007
			$'000	$'000	$'000	$'000
	Profit/(loss) after income tax		469	1,333	(1,852)	263
	Adjustments for:
	(Profit)/loss on sale of property, plant and equipment	8	3	(32)	—	—
	Depreciation		1,272	1,001	—	—
	Allowance for doubtful debts		379	(1)	—	—
	Amortisation of non-interest bearing loans		886	816	688	654
	Amounts set aside to warranty and other provisions		(552)	(52)	—	—
	Share of net profit of joint venture entity		(2,357)	(3,157)	—	—
	Employee compensation expense		281	263	—	—
	Non cash changes in tax balances		(613)	(490)	—	—
	Net foreign exchange (gains)/losses	9(c)	175	69	(371)	(600)
	Provision against carrying value of investments in controlled entities		—	—	1,974	—

	Net cash provided by/(used in) operating activities before changes in assets and liabilities		(57)	(250)	439	317

	Changes in assets and liabilities during the year:
	Decrease/(increase) in receivables		(3,032)	(868)	51	(81)
	Decrease in inventories		5	—	—	—
	(Decrease)/increase in payables		(401)	757	—	—
	Increase in government grants		2,760	—	—	—
	(Decrease)/increase in employee provisions		(160)	179	—	—

			(828)	68	51	(81)

	Net cash from operating activities		(885)	(182)	490	236

32.	SHARE-BASED PAYMENT PLANS

(a)	Recognised share-based payment expenses
	The expense recognised for employee services received during the year is shown in the table below:
	Expense arising from equity-settled share-based payment transactions		281	263	—	—

	The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2008 and 2007.

(b)	Types of share-based payment plans

	Employee Share Plan No. 1

	Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

	During the year there were 236,374 (2007: 471,872) shares issued under Plan 1 to eligible employees at a market value on the day of issue of $73,000 (2007: $73,000).

ORBITAL CORPORATION LIMITED	52

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

32.	SHARE BASED PAYMENT PLANS (CONTINUED)

(b)	Types of share-based payment plans (continued)

Executive Long Term Share Plan (“ELTSP”)

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the Group’s performance against its peer group.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. In 2008 1,200,000 shares were issued in accordance with the terms of the plan. No shares were issued under the LTI in the 2007 financial year as the company’s performance against its peer group ranked it below the 50th percentile.

At the Company’s Annual General Meeting in October 2004, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 1,460,000 shares were offered to 11 executives (2007: 3,905,000 shares offered to 14 executives).

(c)	Summary of shares granted under the ELTSP

	2008	2007
	No.	No.
Outstanding at the beginning of the year	7,065,000	4,575,000
Granted during the year	1,460,000	3,905,000
Forfeited during the year	—	(460,000)
Vested during the year	(1,200,000)	—
Expired during the year	—	(955,000)

Outstanding at the end of the year	7,325,000	7,065,000

The outstanding balance as at 30 June 2008 is represented by:

•	2,220,000 ordinary shares with a fair value at grant date of $0.099 that will potentially vest in August 2008;

•	3,645,000 ordinary shares with a fair value at grant date of $0.071 that will potentially vest in August 2009; and

•	1,460,000 ordinary shares with a fair value at grant date of $0.173 that will potentially vest in August 2010.

(d)	Fair value of shares on grant date

The following factors and assumptions were used in determining the fair value of shares on grant date:

Grant Date	Life	Fair Value per share	Exercise Price	Price of shares on grant date	Expected volatility	Risk free interest rate
30-Aug-05	3 years	9.9 cents	nil	11.0 cents	38.80%	5.03%
31-Aug-06	3 years	7.1 cents	nil	9.6 cents	33.40%	5.79%
31-Aug-07	3 years	17.3 cents	nil	22.0 cents	45.40%	6.20%

ORBITAL CORPORATION LIMITED	53

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

33.	BUSINESS COMBINATION

On 26 June 2008, Orbital Australia Pty Limited acquired 100% of the business assets of Boral Alternative Fuel Systems a business based in Australia specialising in the assembly and supply of automotive LPG fuel systems.

The total provisional cost of the combination was $1,869,000 and comprised the payment of cash and costs directly attributable to the combination. The final total cost of the combination will be determined within the next financial year.

The provisional fair values of the identifiable assets and liabilities of Boral Alternative Fuel Systems as at the date of acquisition were:

	CONSOLIDATED
	Recognised on Acquisition $'000	Carrying Value $'000
Inventories	1,697	1,697
Plant and equipment	35	43

	1,732	1,740

Provision for warranties	(90)	(50)
Provision for employee entitlements	(124)	(111)

	(214)	(161)

Fair value of identifiable net assets	1,518
Goodwill arising on acquisition	351

	1,869

Cost of the combination:
Cash paid	1,758
Direct costs relating to the acquisition	111

Total cost of the combination	1,869

The cash outflow on acquisition is as follows:
Net cash acquired with the business	—
Cash paid	(1,758)
Direct costs paid	(111)

Net consolidated cash outflow	(1,869)

From the date of acquisition, the business has not contributed to the net profit of the Group. The Group is unable to determine what the revenue or profit of the combined entity would have been if the combination had taken place at the beginning of the year as it does not have access to the underlying information.

The goodwill relates to synergistic benefits and assembled workforce.

34.	DEFINED CONTRIBUTION SUPERANNUATION FUND

The Group contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

ORBITAL CORPORATION LIMITED	54

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2008

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$'000	$'000	$'000	$'000
35.	COMMITMENTS

(a)	Operating leases
	Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
	—Not later than one year	56	9	—	—
	—Later than one year but not later than five years	15	15	—	—
	—later than five years	—	—	—	—

		71	24	—	—

	The Group leases plant & equipment under operating leases. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

	During the financial year ended 30 June 2008, $8,931 was recognised as an expense in the income statement in respect of operating leases (2007:$8,931).

(b)	Other

	The Group has a capital commitment of $2,760,000 payable not later than one year in relation to a Government Grant (see note 25).

36.	CONTINGENT LIABILITIES

	The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the Group.

37.	SUBSEQUENT EVENTS

	There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

		CONSOLIDATED		THE COMPANY
		2008	2007	2008	2007
		$	$	$	$
38.	REMUNERATION OF AUDITORS
	Amounts received or due and receivable for audit services by:
	Auditors of the Company
	—Audit and review of financial reports	378,979	403,017	—	—

		378,979	403,017	—	—

	Amounts received or due and receivable for taxation services by:
	Auditors of the Company	9,000	28,000	—	—
	Other member firms of the Auditors of the Company	—	8,000

		9,000	36,000	—	—

	Amounts received or due and receivable for other services by:
	Auditors of the Company	25,000	—	—	—

	Total auditors’ remuneration	412,979	439,017	—	—

	The Auditors of the Group in 2008 were Ernst & Young, whilst in 2007 the Auditors of the Group were KPMG Australia.

ORBITAL CORPORATION LIMITED	55

DIRECTORS’ DECLARATION FOR THE YEAR ENDED 30 JUNE 2008

1.	In the opinion of the Directors of Orbital Corporation Limited (“the Company”):

(a)	the financial statements and notes and the additional disclosures included in the Directors’ Report designated as audited, of the Company and of the Group are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Company and Group as at 30 June 2008 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	The directors have been given the declarations required by Section 295A of the Corporations Act 2001, from the chief executive officer and chief financial officer for the financial year 30 June 2008.

Signed in accordance with a resolution of Directors:

W P DAY	T D STINSON
Chairman	Managing Director

Dated at Perth, Western Australia this 20th day of August 2008

ORBITAL CORPORATION LIMITED	56

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Ernst & Young Building 11 Mounts Bay Road Perth WA 6000 Australia GPO Box M939 Perth WA 6843 Tel: +61 8 9429 2222 Fax: +61 8 9429 2436 www.ey.com/au

Independent auditor’s report to the members of Orbital Corporation Limited

Report on the Financial Report

We have audited the accompanying financial report of Orbital Corporation Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards and International Standards on Auditing. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Liability limited by a scheme approved
under Professional Standards Legislation

ORBITAL CORPORATION LIMITED	57

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Auditor’s Opinion

In our opinion:

1.	the financial report of Orbital Corporation Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the financial position of Orbital Corporation Limited and the consolidated entity at 30 June 2008 and of their performance for the year ended on that date; and

ii	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

2.	the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in paragraph 4.3 of the directors’ report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Orbital Corporation Limited for the year ended 30 June 2008, complies with section 300A of the Corporations Act 2001.

Ernst & Young

G Lotter
Partner
Perth
21 August 2008

ORBITAL CORPORATION LIMITED	58

SHAREHOLDING DETAILS

Shareholding Details

Class of Shares and Voting Rights

As at 31 July 2008 there were 5,755 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 8 of the Company’s Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:—

a)	at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or representative; and

b)	on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or representative has one vote for each ordinary share held.

Substantial Shareholders and Holdings as at 18 August 2008

Equity Trustees Limited SGH PI Smaller Co’s (as notified on 13 June 2007)	29,332,832	6.20%

Distribution of Shareholdings as at 31 July 2008

1-1,000	550
1,001-5,000	1,807
5,001-10,000	1,053
10,001-100,000	1,938
100,001 and over	407

5,755

Total Shares on Issue	475,600,692

Number of shareholders holding less than a marketable parcel	2,497

Top 20 Shareholders as at 15 August 2008

NAME	NUMBER OF SHARES HELD	% OF SHARES
ANZ Nominees Limited*	109,612,271	23.05%
Equity Trustees Limited SGH PI Smaller Co’s	32,136,625	6.76%
National Nominees Limited*	29,193,177	6.14%
Interstate Investments Pty Ltd	11,647,357	2.45%
Nefco Nominees Pty Limited	8,764,999	1.84%
Uuro Pty Limited	8,000,000	1.68%
Northcliffe Holdings Pty Limited	7,600,000	1.60%
HSBC Custody Nominees (Australia) Limited	6,618,600	1.39%
Colbern Fiduciary Nominees Pty Limited	5,579,965	1.17%
Twokind Pty Ltd	3,600,000	0.76%
JP Morgan Nominees Australia Limited	3,264,798	0.69%
Mr Rodney Noel Sweetman & Mrs Barbara Anne Sweetman	3,074,999	0.65%
Citicorp Nominees Pty Ltd	2,719,837	0.57%
HSBC Custody Nominees (Australia) Limited	2,694,611	0.57%
Bond Street Custodians Limited	2,600,000	0.55%
Annapurna Pty Limited	2,450,000	0.52%
Ms Kerry Moran	2,400,000	0.50%
Goodlook Investments Pty Ltd	2,300,000	0.48%
Interstate Investments Pty Ltd	2,225,361	0.47%
Toltec Holdings Pty Limited	2,200,167	0.46%

The twenty largest shareholders hold 52.30% of the ordinary shares of the Company.

*	Denotes Bank of New York nominee company for United States American Depository Receipts. These nominee companies are the main representative bodies for Orbital’s 9,000 (approx) US shareholders.

On-market buy-back

There is no current on-market buy-back.

ORBITAL CORPORATION LIMITED	59

OFFICES AND OFFICERS

REGISTERED AND PRINCIPAL OFFICE

4 Whipple Street
Balcatta, Western Australia 6021

CONTACT DETAILS

Australia:—
Telephone: 61 (08) 9441 2311
Facsimile: 61 (08) 9441 2133

INTERNET ADDRESS

http://www.orbitalcorp.com.au
Email: info@orbitalcorp.com.au

DIRECTORS

Peter Day—Chairman
Terry Stinson—Chief Executive Officer
Grahame Young
Mervyn Jones
Vijoleta Braach-Maksvytis

COMPANY SECRETARY

Keith Halliwell—Chief Financial Officer

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia, 6000
Telephone: 61 (08) 9323 2000
Facsimile: 61 (08) 9323 2033

ADR FACILITY

The Bank of New York Mellon
101 Barclay Street
New York, NY, 10286
United States of America
Telephone: 1 (212) 815 2218
Facsimile: 1 (212) 571 3050

SHARE TRADING FACILITIES

Australian Stock Exchange Limited (Code “OEC”)
OTC Bulletin Board (Code “OBTLY”)

AUDITORS

Ernst & Young
The Ernst & Young Building
11 Mounts Bay Road
Perth, Western Australia, 6000

ORBITAL CORPORATION LIMITED	60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orbital Corporation Limited

Date: August 21, 2008	By:	/s/ Keith Halliwell
	Name:	Keith Halliwell
	Title:	Company Secretary